Curtis L. Dinan

Senior Vice President – Chief Accounting Officer

October 10, 2006

William Choi

Branch Chief

Division of Corporation Finance

Mail Stop 3561

Securities and Exchange Commission

Washington, DC 20549

Dear Mr. Choi:

We are in receipt of the Securities and Exchange Commission staff’s comment letter dated September 27, 2006. In that letter, the company is directed to respond to the comments within ten business days.

The company is in the process of closing its books and preparing its Form 10-Q for the quarter ended September 30, 2006. Accordingly, the company requests that the due date for its response to the comment letter be extended to November 3, 2006.

If you have any questions regarding this request, please call me at (918) 588-7917.

Sincerely,

/s/ Curtis Dinan

Curtis Dinan